Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(GUANGSHEN RAILWAY COMPANY LIMITED LOGO)    (CHINESE CHARACTERS)
(a joint stock limited company incorporated in the People's Republic of China)
                 (Stock Code: 525)

                     CONSTRUCTION OF THE FOURTH RAILWAY LINE
           -- DISCLOSEABLE TRANSACTION AND POSSIBLE MAJOR TRANSACTION

--------------------------------------------------------------------------------
In connection with the proposed construction of the Fourth Railway Line, the Company has entered and will enter into a number of Fourth Railway Line Agreements which include, among others, agreements for the provision of various railway construction services.

On 15 May 2006, the Company entered into 15 agreements comprising eight Construction Services Agreements and seven Surveying and Design Services Agreements with Independent Third Parties involving an estimated total cash consideration of approximately RMB2,678,000,000 (equivalent to approximately HK$2,575,000,000). As the applicable percentage ratios (as defined in the Listing Rules) are more than 5% but less than 25%, the transaction constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

In addition to the 15 agreements entered into on 15 May 2006, it is anticipated that the Company will enter into other additional agreements with Independent Third Parties regarding the construction of the Fourth Railway Line which include, among others, construction services agreements, surveying and design services agreements, construction works supervision agreements, technical services agreements and environmental assessment services agreements. Based on the aggregate construction costs of approximately RMB4,800,000,000 (equivalent to approximately HK$4,615,000,000), the proposed construction of the Fourth Railway Line may constitute a major transaction as the applicable percentage ratios (as defined in the Listing Rules) may be more than 25% but less than 50%.

A written approval has been obtained from the Parent Company for the Fourth Railway Line Agreements. A circular containing, among others, further details of the Fourth Railway Line Agreements will be despatched to the Shareholders as soon as practicable in accordance with the relevant requirements of the Listing Rules.
--------------------------------------------------------------------------------

The Company refers to the Company's announcement dated 15 December 2005 regarding the proposed construction of the Fourth Railway Line. In connection with the proposed construction, the Company has entered and will enter into a number of agreements with Independent Third Parties which include, among others, agreements for the provision of various railway construction services regarding the following areas: (i) construction, (ii) surveying and design, (iii) construction works supervision, (iv) feasibility study, (v) technical consulting, (vi) technical services and (vii) environmental assessment. It is estimated that the total costs for the construction of the Fourth Railway Line are approximately RMB4,800,000,000 (equivalent to approximately HK$4,615,000,000).

                                     -- 1 --

Exhibit 99.1

On 15 May 2006, the Company entered into 15 agreements comprising eight Construction Services Agreements and seven Surveying and Design Services Agreements with Independent Third Parties involving an estimated total cash consideration of approximately RMB2,678,000,000 (equivalent to approximately HK$2,575,000,000). As the applicable percentage ratios (as defined in the Listing Rules) are more than 5% but less than 25%, the transaction constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.


CONSTRUCTION SERVICES AGREEMENTS AND SURVEYING AND DESIGN SERVICES AGREEMENTS

On 15 May 2006, the Company entered into eight Construction Services Agreements with the relevant Contracting Parties, who are all Independent Third Parties, and seven Surveying and Design Services Agreements with the relevant Contracting Parties, who are all Independent Third Parties, the key terms of which are set out below.


KEY TERMS OF THE EIGHT CONSTRUCTION SERVICES AGREEMENTS

Key terms of the eight Construction Services Agreements are generally identical, other than the scope of service of one of the Construction Services Agreements.

Scope of service: (I)  The scope of service of the seven Construction Services
                       Agreements is set out below:

                       The Company shall engage the Contracting Party as a contractor to provide construction services for a specified segment of the Fourth Railway Line. The
                       Contracting Party shall provide, among others, the following construction services:

                       (a) demolition and relocation;

                       (b) construction works, including construction of
                           roadbeds, bridges and culverts, railway tracks, power network and buildings;

                       (c) installation works, including installation of power
                           network and other operational equipment; and

                       (d) provision of construction tools and equipment.

                 (II)  The scope of service of the remaining Construction
                       Services Agreement made between the Company on one part and (CHINESE CHARACTERS) (China Railway 11th Bureau
                       Group Electric Engineering Corporation Limited) and
                       (CHINESE CHARACTERS) (China Railway 25th Bureau Group
                       Electric Engineering Corporation Limited) on the other part for the Guangzhou-Pinghu Segment TXD-7, is set out below:

                       (a) demolition and relocation;

                       (b) construction works, including construction of
                           communications and signaling systems, power network and buildings; and

                       (c) installation works, including installation of
                           communications and signaling systems and power network.

                                     -- 2 --

Exhibit 99.1

Payment terms:    (1)  Monthly pre-payment: 30% of the budget for each quarter will be paid to the Contracting Party each month;

                  (2) Quarterly and yearly assessment and payment: the balance of any outstanding payment is settled on a quarterly and yearly basis, based on assessment reports submitted by the Contracting Party and approved by the Company;

                  (3) Final assessment and payment: 95% of the total contracted sum is settled based on the final assessment report submitted by the Contracting Party and approved by the Company.

                  (4) A 5% of the total of each periodic payment is retained and shall be paid in accordance with the terms set out in the Construction Services Agreement, including the satisfaction of the relevant quality standards and completion of procedures for the transfer of the relevant fixed assets.


CONTRACTING PARTIES TO THE CONSTRUCTION SERVICES AGREEMENTS


      CONSTRUCTION SERVICES                                         PRINCIPAL ACTIVITIES CARRIED
NO.   AGREEMENTS                 CONTRACTING PARTY/PARTIES          OUT BY THE CONTRACTING PARTY/PARTIES
1     Xintang-Pinghu Segment     (CHINESE CHARACTERS)               Major railway construction projects
       ZH-4 Construction          (China Railway 3rd Bureau
       Services Agreement          Group Corporation Limited)

2     Xintang-Pinghu Segment     (CHINESE CHARACTERS)               Construction of railway, highways and
       ZH-6 Construction          (China Railway 13th Bureau         infrastructure such as bridges and
       Services Agreement         Group Corporation Limited)         tunnels

3     Guangzhou-Pinghu Segment   (CHINESE CHARACTERS)               Major railway construction projects
       TXD-7 Construction         (China Railway 11th Bureau
       Services Agreement         Group Electric Engineering
                                  Corporation Limited); and

                                 (CHINESE CHARACTERS)               Electrical engineering works for railway
                                  (China Railway 25th Bureau         communications, signaling, power
                                  Group Electric Engineering         supply and telecommunication
                                  Corporation Limited)

4     Guangzhou-Pinghu Segment   (CHINESE CHARACTERS)               Railway electrification projects
       TXD-8 Construction         (The Second Engineering
       Services Agreement         Corporation Ltd of
                                  China Railway Electrification
                                  Bureau Group)

5     Guangzhou-Xintang Segment  (CHINESE CHARACTERS)               Construction of railway, highways and
       ZH-3 Construction          (China Railway 13th Bureau         infrastructure such as bridges and
       Services Agreement         Group Corporation Limited)         tunnels

                                     -- 3 --

Exhibit 99.1

      CONSTRUCTION                                                  PRINCIPAL ACTIVITIES CARRIED
NO.   SERVICES AGREEMENTS        CONTRACTING PARTY/PARTIES          OUT BY THE CONTRACTING PARTY/PARTIES
6     Guangzhou-Xintang Segment  (CHINESE CHARACTERS)               Electrical engineering works for railway
       ZH-1 Construction          (China Railway 25th Bureau         communications, signaling, power
       Services Agreement         Group Corporation Limited)         supply and telecommunication

7     Guangzhou-Xintang Segment  (CHINESE CHARACTERS)               Major railway construction projects
       ZH-2 Construction          (China Railway 18th Bureau
       Services Agreement         Group Corporation Limited)

8     Xintang-Pinghu Segment     (CHINESE CHARACTERS)               Electrical engineering works for railway
       ZH-5 Construction          (China Railway 25th Bureau         communications, signaling, power
       Services Agreement         Group Corporation Limited)         supply and telecommunication


KEY TERMS OF THE SEVEN SURVEYING AND DESIGN SERVICES AGREEMENTS

Key terms of the seven Surveying and Design Services Agreements are generally identical.

Scope of service:  The Company shall engage the Contracting Party as a contractor for the provision of surveying and design services in connection with the construction of a specified segment of the Fourth Railway Line. The Contracting Party shall provide, among others, the following services:

                   (a)  conducting feasibility studies;

                   (b) surveying, including preliminary surveying, final surveying and supplemental surveying; and

                   (c)  design of construction works plans.

Payment terms:     A 20% of the contracted sum to be paid within seven days of the agreement becoming effective; a further 20% of the contracted sum to be paid within seven days of the approval of the preliminary design documents; a further 50% of the contracted sum within seven days of the submission of the construction works plans and documents; the remaining 10% to be settled within seven days from completion of the construction works.


CONTRACTING PARTIES TO SURVEYING AND DESIGN SERVICES AGREEMENTS

      SURVEYING AND DESIGN                                          PRINCIPAL ACTIVITIES CARRIED
NO.   SERVICES AGREEMENTS        CONTRACTING PARTY/PARTIES          OUT BY THE CONTRACTING  PARTY/PARTIES
1     Xintang-Pinghu of the      (CHINESE CHARACTERS)               Consultancy, surveying, design, supervision
       Fourth Railway Line        (The Fourth Survey & Design        for construction projects, and surveying,
                                  Institute of China Railway)        design, research and consultancy for
                                                                     environmental impact and geological hazards
                                                                     assessment

2     Guangzhou-Xintang Rural    (CHINESE CHARACTERS)               Consultancy, surveying, design, supervision
       Passenger Line             (The Fourth Survey & Design        for construction projects, and surveying,
       (K0+796~K2+080,            Institute of China Railway)        design, research and consultancy for
       K32+600~K43+900)                                              environmental impact and geological hazards
                                                                     assessment

                                     -- 4 --

Exhibit 99.1

      SURVEYING AND DESIGN                                          PRINCIPAL ACTIVITIES CARRIED
NO.   SERVICES AGREEMENTS        CONTRACTING PARTY/PARTIES          OUT BY THE CONTRACTING PARTY/PARTIES
3     Guangzhou-Xintang Rural    (CHINESE CHARACTERS)               Surveying, design, technical
       Passenger Line             (Guangzhou Institute of the        consultancy, project supervision and
       (K2+080~K32+600)           Fourth Survey & Design             provision of contractor services for
                                  Institute of China Railway)        construction of railway, highways,
                                                                     bridges, tunnels, fire prevention,
                                                                     communications and signals

4     Guangzhou-Xintang Rural    (CHINESE CHARACTERS)               Surveying, design and consultancy for
       Passenger Line             (China Railway                     electrification projects of national
       Electrification Works      Electrification Survey             railway, subway, intra-town railway
                                  Design & Research Institute)

5     Xintang-Pinghu of the      (CHINESE CHARACTERS)               Surveying, design and consultancy for
       Fourth Railway Line        (China Railway                     electrification projects of national
       Electrification Works      Electrification Survey             railway, subway, intra-town railway
                                  Design & Research Institute)

6     Guangzhou-Xintang Rural    (CHINESE CHARACTERS)               Specialised research, surveying and
       Passenger Line             (China National Railway            design for railway communications and
       Communications and         Signal & Communication             signaling systems
       Signals Works              Corporation)

7     Xintang-Pinghu Rural       (CHINESE CHARACTERS)               Specialised research, surveying and
       Fourth Railway Line        (China National Railway            design for railway communications and
       Communications             Signal & Communication             signaling systems
       and Signals Works          Corporation)


REASONS FOR AND BENEFITS OF THE FOURTH RAILWAY LINE AGREEMENTS

The Company is principally engaged in railway passenger and freight transportation business between Guangzhou and Shenzhen and certain long-distance passenger transportation services.

The construction of the Fourth Railway Line forms part of the Company's plans to increase the transportation capacity of the Guangshen Railway. The Fourth Railway Line, to be constructed in stages, will run from Guangzhou to Shenzhen through Xintang and Pinghu. The Fourth Railway Line, which will be 146.7 km long, has been strategically located to link up major networks in China, including the Beijing-Guangzhou line, the Pinghu-Nantou line and the Pinghu-Yantian line, as well as the Kowloon-Canton Railway in Hong Kong. Through entering into the Fourth Railway Line Agreements which provide railway construction services, the Company can engage specialized Independent Third Parties in the construction of the Fourth Railway Line, thereby achieving quality as well as efficiency and flexibility.


OTHER FOURTH RAILWAY LINE AGREEMENTS

In addition to the 15 agreements entered into on 15 May 2006 (details of which are set out in the paragraph headed "Construction Services Agreements and Surveying and Design Services Agreements" above), it is anticipated that the Company will enter into other additional agreements with Independent Third Parties regarding the construction of the Fourth Railway Line which include, among others, construction services agreements, surveying and design services agreements, construction works supervision agreements, technical services agreements and

                                     -- 5 --

Exhibit 99.1

environmental assessment services agreements. A further announcement will be made after the execution of all such additional Fourth Railway Line Agreements.

Based on the aggregate estimated costs comprising, inter alia, construction cost, land costs and relocation compensation of approximately RMB4,800,000,000 (equivalent to approximately HK$4,615,000,000), the proposed construction of the Fourth Railway Line may constitute a major transaction as the applicable percentage ratios (as defined in the Listing Rules) may be more than 25% but less than 50%. It is anticipated that the total costs for the construction of the Fourth Railway Line will not exceed RMB4,800,000,000 (equivalent to approximately HK$4,615,000,000).


APPROVAL FROM SHAREHOLDERS

A written approval has been obtained from the Parent Company for the Fourth Railway Line Agreements, who as at the date of this announcement holds approximately 66.98% in nominal value of the securities giving the right to attend and vote at the general meeting to approve the Fourth Railway Line Agreements. As no Shareholder has any material interest in the transaction, no Shareholder is required to abstain from voting.


GENERAL

The Directors consider that the proposed construction of the Fourth Railway Line, the terms of the Construction Services Agreements and the Surveying and Design Services Agreements, which had been determined by tender processes in accordance with applicable rules and regulations of the PRC, are fair and reasonable and are in the best interest of the Company and the Shareholders as a whole.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Contracting Parties and their ultimate beneficial owners are Independent Third Parties. The consideration for the Fourth Railway Line Agreements will be funded by internal resources and external means of financing. The means of external financing has not yet been finalized as at the date of this announcement. A circular containing, among others, further details of the Fourth Railway Line Agreements will be despatched to the Shareholders as soon as practicable in accordance with the relevant requirements of the Listing Rules.



DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Company"                  Guangshen Railway Company Limited (CHINESE
                           CHARACTERS), a joint stock limited company
                           incorporated in the PRC, the H shares of which are
                           listed on HKSE (Stock Code 525) and the American
                           depository shares of which are listed on The New York
                           Stock Exchange, Inc.

"Construction Services     the eight agreements all dated 15 May 2006 entered
 Agreements"               into between the Company and the relevant Contracting
                           Parties for the provision of construction services in
                           connection with the construction of the Fourth
                           Railway Line

                                     -- 6 --

Exhibit 99.1

"Contracting Party/Parties"         the party/parties, other than the Company,
                                    to the Construction Services Agreements and
                                    the Surveying and Design Services
                                    Agreements, as the case may be, which are
                                    all Independent Third Parties

"Directors"                         the directors of the Company

"Fourth Railway Line"               the fourth railway line to be constructed by
                                    the Company between Guangzhou and Shenzhen
                                    through Xintang and Pinghu

"Fourth Railway Line                the 15 agreements entered into on 15 May
 Agreements"                        2006 (details of which are set out in the
                                    paragraph headed "Construction Services
                                    Agreements and Surveying and Design Services
                                    Agreements" of this announcement) together
                                    with the other additional agreements to be
                                    entered into between the Company and
                                    Independent Third Parties in connection with
                                    the proposed construction of the Fourth
                                    Railway Line

"Guangshen Railway"                 the railway operated by the Company in the
                                    Pearl River Delta in Guangdong Province

"HK$" Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"                         the Hong Kong Special Administrative Region
                                    of the PRC

"Independent Third Party(ies)"      Party(ies) who is/are independent of and not
                                    connected with the connected person (as
                                    defined under the Listing Rules) of the
                                    Company

"Listing Rules"                     the Rules Governing the Listing of
                                    Securities on The Stock Exchange of Hong Kong
                                    Limited

"Parent Company"                    Guangzhou Railway (Group) Company (CHINESE
                                    CHARACTERS), a state-owned enterprise under
                                    the administration of the Ministry of
                                    Railways, the controlling shareholder
                                    holding 2,904,250,000 shares in the Company
                                    which represent 66.98% interest in the
                                    Company

"PRC" or "China"                    the People's Republic of China

"RMB"                               Renminbi, the lawful currency of the PRC

"Shareholder(s)"                    shareholder(s) of the Company

"Surveying and Design               the seven agreements all dated 15 May 2006
 Services Agreements"               entered into between the Company and
                                    Independent Third Parties for the provision
                                    of surveying and design services in
                                    connection with the construction of the
                                    Fourth Railway Line

"%"                                 per cent.

                                     -- 7 --

Exhibit 99.1

Unless otherwise specified, the RMB amounts shown in this announcement have been translated into HK$ at an exchange rate of HK$100 = RMB104 for indication purposes only.


                                                  By Order of the Board
                                            GUANGSHEN RAILWAY COMPANY LIMITED
                                                      GUO XIANGDONG
                                                    Company Secretary

Shenzhen, the PRC
15 May 2006

As the date of this announcement, the executive directors of the Company are Wu Junguang, Li Kelie and Yang Jinzhong; the non-executive directors of the Company are Hu Lingling, Wu Houhui and Wen Weiming; and the independent non-executive directors of the Company are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.

Please also refer to the published version of this announcement in The Standard.

                                     -- 8 --